QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.3

U.S. MARKET ANALYSIS
VENEZUELA CRUDE OIL AND REFINED PRODUCTS

Prepared for:

PDVSA Finance Ltd.

Prepared by:

[PURVIN & GERTZ INC. LOGO]

Houston—Los Angeles
London—Calgary
Buenos Aires—Singapore

May 2001	S.N. Fekete

TABLE OF CONTENTS

I.	INTRODUCTION	1
II.	SUMMARY	1
III.	CRUDE OIL IMPORTS	2
	DESIGNATED CUSTOMERS AND U.S. IMPORT MARKET	6
	STRUCTURAL IMPEDIMENTS TO INCREASE OR DIVERT CRUDE VOLUMES	8
	FACTORS FURTHER LIMITING MARKET PENETRATION BY PDVSA	8
IV.	REFINED PETROLEUM PRODUCTS	10
V.	APPENDIX	11
APPENDIX TABLES
A1	SOUR CRUDE OIL IMPORTS BY SOURCE	12
A2	1997 SOUR CRUDE OIL REFINING CAPACITY UTILIZATION	13
A3	1998 SOUR CRUDE OIL REFINING CAPACITY UTILIZATION	15
A4	1999 SOUR CRUDE OIL REFINING CAPACITY UTILIZATION	17
A5	REFINED PETROLEUM PRODUCTS IMPORTS BY SOURCE	19
A6	1998 PADD I REFINED PETROLEUM PRODUCTS BY IMPORTER	19
A7	1998 PADD II REFINED PETROLEUM PRODUCTS IMPORTS BY IMPORTER	20
A8	1998 PADD III REFINED PETROLEUM PRODUCTS IMPORTS BY IMPORTER	21
A9	1999 PADD I REFINED PETROLEUM PRODUCTS BY IMPORTER	21
A10	1999 PADD II REFINED PETROLEUM PRODUCTS BY IMPORTER	21
A11	1999 PADD III REFINED PETROLEUM PRODUCTS BY IMPORTER	22
A12	2000 PADD I REFINED PETROLEUM PRODUCTS BY IMPORTER	23
A13	2000 PADD II REFINED PETROLEUM PRODUCTS BY IMPORTER	24
A14	2000 PADD III REFINED PETROLEUM PRODUCTS BY IMPORTER	25

I. INTRODUCTION

    Purvin & Gertz, Inc. ("Purvin & Gertz") was engaged by PDVSA Finance Ltd. ("PDVSA Finance") to assess the markets for Venezuelan type crude oils and Venezuelan refined petroleum products relative to the present customer relationships and contracts of Petróleos de Venezuela S.A. and its subsidiaries ("PDVSA"), with a particular focus on the United States and the Designated Customers included in the PDVSA Finance Ltd. ("PDVSA Finance") Annual Report, as filed on Form 20-F, for the 2000 fiscal year, to which this report is an annex. Purvin & Gertz has been retained on a continuous basis to provide an annual update of this report for inclusion in the annual report. Purvin & Gertz' analysis is based to a large extent on information available from public sources, primarily sources such as the Energy Information Service (the "EIA") of the United States government and the United States Customs Service, and information available from the American Petroleum Institute (the "API"), as well as a variety of trade publications.

    This report was prepared for the sole benefit of the client. The distribution and use of this report by ratings agencies, PDVSA and the current and potential owners of PDVSA Finance debt securities is permissible for the purposes described below. No further distribution is to be made without the written consent of Purvin & Gertz. Purvin & Gertz understands that this report will be included as an annex to the PDVSA Finance Annual Report, as filed on Form 20-F, for the fiscal year ended December 31, 2000, and which may be used for purposes relating to the offer and sale of debt securities by PDVSA Finance. Purvin & Gertz consents to this report being included in such documents subject to the limitations expressed by PDVSA Finance for all information presented therein as well as those below.

    Purvin & Gertz conducted this analysis and prepared this report utilizing reasonable care and skill in applying methods of analysis consistent with normal industry practice. All results are based on information available at the time of review. Changes in factors upon which the review is based could affect the results. NO IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE SHALL APPLY. Some of the information on which this report is based is from other sources, including public sector data. Purvin & Gertz has utilized such information without verification unless specifically noted otherwise. Purvin & Gertz accepts no liability for errors or inaccuracies in information provided by others.

    Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Offering Memorandum for the debt securities.

II. SUMMARY

    In recent years, PDVSA has been the largest supplier of crude oil and refined petroleum products to the United States. As shown in the following table, PDVSA had a 20% share of imports into the combined U.S. East Coast, U.S. Midwest, and U.S. Gulf Coast regional markets in 2000. These markets together represent over 90% of the U.S. sour crude oil import market.

PDVSA MARKET SHARE
East Coast, Gulf Coast and Midwest Regions

	2000		1999		1998
	MB/D	%	MB/D	%	MB/D	%
Heavy Sour Crude Oil	978	35%	842	34%	1,114	38%
Light Sour Crude Oil	149	6%	198	7%	121	5%
Refined Petroleum Products	217	16%	220	18%	226	19%

	1,344	20%	1,260	20%	1,461	23%

    Venezuelan crude oil production is generally characterized as heavy (meaning less than 30o API gravity) and sour (meaning greater than 0.7% sulfur content by weight). To economically process heavy sour crude oil into higher value petroleum products generally requires a high level of refining complexity. The United States, Venezuela, and the Caribbean possess most of the complex sour crude oil refining capacity in the Atlantic Basin. Capacity outside these areas to process heavy sour crude oil, mainly in Northwest Europe, is limited.

    PDVSA's substantial U.S. market share is a result of acquisitions and joint ventures by PDVSA and an effective wholesale marketing strategy. Through its U.S. affiliates including CITGO and Hovensa in the U.S. Virgin Islands (USVI), PDVSA has acquired or entered into agreements involving refineries capable of efficiently processing sour crude oil. PDVSA currently owns or controls through joint venture arrangements more than 1,000,000 B/D of refinery capacity in the United States and the USVI. These refineries processed about 56% of PDVSA's crude oil exports to the United States and the USVI in 2000, equal to 723,000 B/D. As a result of PDVSA's acquisitions and marketing strategy, the Designated Customers of PDVSA Finance together represented more than 90% of sour crude oil imports into PADDs I, II and III of the U.S. in 2000, leaving no other significant customers in the United States capable of processing sour crude oil.

    The sour crude oil capacity utilization rate of the complex refineries in the United States processing sour crude oil was over 88% in 1999, leaving only about 450 MBPD of unutilized capacity. After excluding refineries capable of processing sour crude but which chose instead to process light sweet North Sea crude oil, this equates to only about 6% of total available crude oil capacity in these markets. Further expanding PDVSA's market for sour crude oil would likely require significant capital investment and/or crude oil price discounting to displace customary supplies. A significant portion of PDVSA's heavy sour crude oil production simply could not be diverted from the Designated Customers due to refinery processing limitations. In conclusion, based on Purvin & Gertz' study of the U.S. and Atlantic Basin markets for PDVSA's crude oil production and PDVSA's high degree of market penetration, realistically, PDVSA would not be able to divert its crude oil supplies to customers outside the group of Designated Customers in the United States or elsewhere without severe financial consequences.

III. CRUDE OIL IMPORTS

    Venezuelan crude oil production is generally characterized as heavy (meaning less than 30o API gravity) and sour (meaning greater than 0.7% sulfur content by weight). Historically and in 2000, essentially all of PDVSA's crude oil exports to the U.S. market were sour crude oil. Over 80% of these exports were heavy sour crude oil. To economically process Venezuelan heavy sour crude oil into higher value refined petroleum products generally requires a relatively high level of refining complexity. Venezuelan crude oil imported in 2000 into the combined U.S. East Coast, Midwest, and Gulf Coast regional markets had an average API gravity of 23.1o and a sulfur content of 1.9% by weight. As a point of comparison, the sour crude oil imported into the combined U.S. East Coast, Gulf Coast and Midwest regional markets of the U.S. in 2000 excluding the sour crude oil volume supplied by PDVSA had an average API gravity of 29.4o and a sulfur content of 2.4% by weight. The United States, Venezuela and the Caribbean possess most of the sour crude oil refining capability in the Atlantic Basin, and the capacity outside these areas to process heavy sour Venezuelan crude oil is limited.

    In 1998 and early 1999, continued low crude oil prices prompted the OPEC nations, in conjunction with Venezuela and certain other non-OPEC nations, to commit to a series of production cuts. The effect of these cuts can be seen in the table below with a net reduction in Venezuelan imports of 195 MB/D between 1998 and 1999. In order to minimize the revenue impact of these production cuts, many producers, including PDVSA chose to take the production cuts from the lowest-valued crude oils. As a result, the percentage of light sour crude oil exports into the U.S. increased while heavy sour crude oil exports into the U.S. decreased. Furthermore, Middle East imports into the United States did not change significantly from previous years as Saudi Arabia reduced crude exports to other world markets while continuing to supply the US market at historic rates. Iraq, who is not a member of OPEC, doubled crude oil imports into the US from 1998 to 1999 while maximizing their production output as limited by United Nations sanctions.

    In 2000, PDVSA recovered some of the market share lost in 1999 as a result of the OPEC cutbacks. PDVSA's total sour crude oil import market share increased by about 1% while heavy sour crude oil import market share increased by 1%. Imports from the Middle East declined slightly while Canadian and Mexican imports increased with PDVSA to fill the shortfall. Total sour crude oil imports increased by 87 MBPD or by 8% from 1999 while heavy sour crude oil imports increased substantially by 136 MBPD which is a 16% increase over 1999.

    PDVSA continues to be the largest supplier of crude oil and products to the U.S. (including the US Virgin Islands) with a 20% share of imports into the combined U.S. East Coast (PADD I), U.S. Midwest (PADD II) and U.S. Gulf Coast (PADD Ill) regional markets in 2000. The PADD (Petroleum Administration for Defense District) designation is the terminology used to define the various refining and marketing regions of the United States. PDVSA is the largest foreign supplier of heavy sour crude oil into these markets, which together represented 91% of the U.S. crude oil import market in 2000. The U.S. Rocky Mountain (PADD IV) region and the U.S. West Coast (PADD V) region are not considered competitive markets for Venezuelan crude oil due to logistical and competitive advantages possessed by Canadian production (in the case of PADD IV), and by Californian and Alaskan production (in the case of PADD V).

    The following table summarizes total PADD I, II, and Ill crude oil imports for 1997 through 2000. The tables demonstrate that the Gulf Coast (PADD Ill) is the largest U.S. sour crude oil and heavy sour crude oil import market. The table also illustrates that PDVSA's market share for crude oil and heavy sour crude oil in particular is substantial, particularly in the East and Gulf Coast regions. In the

Midwest region (PADD II), where Canadian crude oil has a significant transportation advantage over Venezuelan crude oil, PDVSA's market share is much lower than in the other two regions.

SOUR CRUDE OIL IMPORTS BY SOURCE
(MB/D)

		Total Sour Crude					Heavy Sour Crude
		PADD I	PADD II	PADD III	Total	%	PADD I	PADD II	PADD III	Total	%
2000	PDVSA	169	64	894	1,127	21%	165	54	759	978	35%
	Canada	64	701	16	780	14%	53	477	0	530	19%
	Mexico	36	47	1,178	1,261	23%	35	29	742	806	29%
	Mid East	178	283	1,679	2,140	39%	36	23	303	362	13%
	Other	22	10	104	136	3%	18	7	80	105	4%
	Total	469	1,105	3,870	5,444		308	590	1,883	2,781
1999	PDVSA	158	147	735	1,040	20%	139	115	588	842	34%
	Canada	65	641	1	706	14%	15	393	1	409	16%
	Mexico	25	47	1,007	1,078	21%	21	25	633	678	27%
	Middle East	151	288	1,671	2,110	41%	49	27	317	393	16%
	Other	60	27	171	258	5%	43	15	102	160	6%
	Total	458	1,150	3,584	5,193		268	574	1,640	2,483
1998	PDVSA	203	124	908	1,235	24%	196	79	839	1,114	38%
	Canada	61	739	5	805	15%	6	530	3	539	18%
	Mexico	27	61	1,091	1,179	22%	22	34	730	786	27%
	Middle East	163	233	1,433	1,829	35%	39	9	318	366	13%
	Other	83	26	113	222	4%	46	15	62	123	4%
	Total	537	1,183	3,550	5,270		309	667	1,952	2,928
1997	PDVSA	176	136	954	1,266	25%	165	51	844	1,060	40%
	Canada	59	664	0	723	15%	4	447	0	451	17%
	Mexico	23	103	1,084	1,210	24%	21	53	769	843	31%
	Middle East	143	163	1,197	1,503	30%	17	4	66	88	3%
	Other	78	26	175	280	6%	75	18	150	243	9%
	Total	478	1,093	3,410	4,981		283	574	1,829	2,685

    Total sour crude oil imports into PADD I decreased significantly in 1999 to 458 MB/D as a result of the OPEC reductions. The Middle East (primarily Saudi Arabia), and Venezuela dominate sour crude oil imports into PADD l. In 1998, weakness in Asian markets increased sour crude competition in the Atlantic Basin. In 1998, PDVSA's heavy sour crude oil imports into PADD I accounted for 63% of the market. PDVSA's market share was significantly effected in 1999 due to the OPEC reductions. Total sour crude oil imports decreased by 15% in 1999 from 1998 with PDVSA imports decreasing by 22% and PDVSA's market share deteriorating from 38% in 1998 to 35% in 1999. Along with an increase in Iraqi crude oil production, the Middle East crude oil producers decreased crude oil exports into PADD I by only 7% instead reducing crude oil sales in other world markets to meet OPEC quotas. In 2000, PDVSA increased their heavy sour crude market share slightly to 54% and their total sour crude market share to 36%. The Middle East (primarily Saudi Arabia), and Venezuela dominate sour crude oil imports into PADD l. When considering only individual countries in the Middle East, PDVSA has historically been and continues to be the largest importer of both heavy sour crude oil and total sour crude oil into PADD I.

    Canada is the largest exporter to PADD II for all crude oil types. In 2000, Canada accounted for about 64% of the total sour crude oil imported into PADD II, a substantial increase over 1999 and a return to historical norms. PDVSA had a total sour crude oil import market share in PADD II of approximately 6% in 2000 which is a decrease from prior years. Middle East importers maintained their share of sour crude oil imports in 2000 at 25% while Mexico's share of sour crude oil also remained constant at 4% in 2000. Heavy sour crude oil imports into PADD II are dominated by Canada, which increased back to 80% market share. Parity pricing by PDVSA to gain market share into the U.S. Midwest would result in lower netback crude oil values than could be received by incremental sales into the U.S. Gulf Coast. For this reason, there appears to be little incentive for PDVSA to seek a greater market share in PADD II and explains the apparent loss of market share in 2000. The PDVSA affiliate refinery in Lemont, Illinois increased its imports of Canadian crude from 42% in 1997 to 71% in 1998 at the expense of Venezuelan imports, which was a direct result of the complete buyout of the refinery by PDVSA from Unocal in 1997. With Canadian crude being logistically advantaged to the Lemont refinery versus imports of foreign crude oil transported from the US Gulf Coast, PDV Midwest (through it's operating affiliate CITGO) chose to process Canadian crude oil at Lemont allowing sale of the displaced Venezuelan crude oil to other refineries. This strategy continued in 2000 with Canadian imports into the Lemont refinery representing 90% of their sour crude oil imports.

    Middle Eastern producers retained their traditional position as the largest crude oil exporters into PADD Ill (with a 39% market share in 2000). PDVSA supplied 23% of total PADD III imports, but had a large market share of heavy sour crude oil (with 40%). The breakdown of light/heavy crude oil sales into PADD Ill has historically been 45% / 55% but in 1999 light crude oil purchases exceeded heavy sour crude oil purchases as a direct result of the OPEC reductions giving a light/heavy crude oil ratio in PADD III of 55% / 45%. With the higher price of crude oil and the lifting of OPEC quotas, the ratio of light sour to heavy sour sales reversed back to a ratio at 51% light sour crude oil and 49% heavy sour crude oil in 2000. The Middle East provides the largest amount of crude oil imports but its share has fallen steadily in recent years, as Mexico and PDVSA have increased their relative shares. This trend was disrupted in 1999 as Middle East imports increased relative to PDVSA and Mexican (not OPEC) imports which were impacted by OPEC reductions. OPEC member Iraq doubled their crude oil production in 1999, as Iraq is not subject to OPEC quotas due to the United Nations sponsored sale of crude oil from Iraq. Saudi Arabia and Kuwait met their OPEC reduction quotas through cutbacks in other world markets. PDVSA's market share for heavy sour crude oil into PADD Ill decreased slightly in 1998 to 43% and declined to 36% in 1999 as a result of the OPEC cutbacks. A large portion of this market share was regained in 2000 as PDVSA's heavy sour crude imports increased to 40% market share. PDVSA had the largest market share in 2000 of heavy sour crude imports into PADD III.

    The Orion refinery (formerly TransAmerican) in Norco, Louisiana processed about 43 MB/D of sour crude in 1999 before being shutdown in November 1999 pending completion of the Phase II project. The refinery was re-started in the late summer of 2000 and is currently processing about 150,000 BPD of heavy sour crude oil. Orion has contractual arrangements with PDVSA for a base volume of 50 MBPD of Merey-16 crude oil with possible increases to 110 MBPD. Furthermore, Orion has a contractual arrangement with Mexico for Maya crude oil. In addition to supplies from PDVSA and Mexico, Orion also processes domestic Mars crude oil. The full impact on sour crude imports of the Orion refinery being on-line will be seen in 2001.

    Sour crude oil imports to the Hovensa refinery in St. Croix, USVI increased substantially from 51 MB/D in 1998 to 232 MB/D in 1999 which was essentially maintained in 2000 at 215 MB/D. St. Croix is in PADD VI which includes all of the U.S. Caribbean Territories. PDVSA has a 50% interest in the St. Croix refinery along with Amerada Hess and there is currently construction of a coker complex underway to enable processing of heavier sour Venezuelan crude oil. The St. Croix refinery exports substantially all of the product output into the US market primarily into PADD I. Although the Hovensa refinery is in PADD VI, because the refinery exports essentially all the produced product into the U.S. market, Hovensa is effectively a PADD I refinery.

DESIGNATED CUSTOMERS AND U.S. IMPORT MARKET

    PDVSA's high U.S. market share is a result of acquisitions and joint ventures by PDVSA, and an effective wholesale marketing strategy. Through its U.S. affiliates including CITGO and Hovensa in the USVI, PDVSA has acquired or entered into agreements with refineries capable of efficiently processing heavy sour crude oil. PDVSA currently owns or controls, through joint venture arrangements, more than 1,000,000 B/D of refinery capacity in the U.S., and in 2000, approximately 56% of Venezuelan crude oil exports to the U.S. went into these affiliated facilities. The Phillips Sweeny and Mobil-Chalmette joint venture relationships will further increase PDVSA's market share with 165,000 B/D to Sweeny and 100,000 B/D to Chalmette once upgrader facilities related to these facilities are completed and fully on-stream. The Phillips facility was completed in 2000 and the full impact of this upgrade will be reflected in the 2001 imports. The Mobil-Chalmette facility is currently taking pre-production Cerro Negro crude oil and has just completed a turnaround to enable processing of this crude oil.

    The table on the following page lists the primary Designated Customers for PDVSA Finance ranked by total barrels of sour crude oil imported into PADDs I, II, and III in 2000 and the breakdown of supply for major sour crude oil sources. As the table illustrates, Designated Customers of PDVSA Finance together represented more than 87% of the sour crude oil imports into the U.S. in 2000, leaving no other significant customers in the U.S. for sour crude oil. PDVSA's sour crude oil import market share among these customers is almost 25%. If customers with structural relationships with competing crude oil producers are excluded (e.g. Equiva with Saudi Aramco), then PDVSA's sour crude oil market share is 27%.

U.S. ELIGIBLE CUSTOMER IMPORT SUMMARY(1)

	Sour Imports (MB/D)						2000 Source (MB/D)
	2000%	2000	1999	1998	1997	1996	PDVSA	Mexico	Middle East	Canada	Other
ExxonMobil(4)	17.3%	977					144	360	274	186	13
Equiva Trading International LLC(2)	11.5%	648	764	747	—	—	64	2	552	2	27
Star Enterprise	0.0%	—	—	—	637	581	—	—	—	—	—
Mobil	0.0%	—	507	612	601	627	—	—	—	—	—
Valero	6.7%	380	358	198	77	100	32	16	316	—	16
Marathon Ashland	6.5%	369	376	377	—	—	—	33	300	35	1
CITGO	6.6%	376	377	394	347	331	306	54	12	—	4
Marathon Oil	0.0%	—	—	—	250	242	—	—	—	—	—
Ashland	0.0%	—	—	—	149	139	—	—	—	—	—
Shell Oil	0.0%	—	—	—	308	316	—	—	—	—	—
Chevron	5.8%	329	330	305	310	334	23	135	168	—	2
BP Amoco	5.6%	319	340	352	323	305	—	56	122	121	20
Koch Refining	5.4%	303	295	327	335	247	20	36	31	207	10
Exxon	0.0%	—	286	323	354	361	—	—	—	—	—
Lyondell CITGO	4.2%	238	220	247	211	132	213	6	17	—	3
Hovensa LLC(3)	3.8%	215	232	51	148	76	159	—	38	—	18
Conoco	2.8%	159	184	136	163	127	34	89	32	—	4
Murphy Oil	2.2%	126	102	116	128	97	62	29	1	28	5
PDV Midwest	2.2%	125	125	136	140	143	12	—	—	113	—
Phillips	2.0%	115	103	94	76	114	33	—	82	—	—
Coastal	2.0%	113	90	116	87	64	28	50	27	—	8
Fina Oil & Chem	0.8%	43	43	34	47	46	9	34	—	—	—
Cooperative Refining LLC	0.6%	32	38	—	—	—	28	—	2	—	1
Hunt Refining	0.5%	27	30	21	17	18	—	16	11	—	—
Neste Trifinery	0.4%	25	24	25	24	22	25	—	—	—	—
Ergon Refining	0.3%	19	20	21	22	18	13	—	—	—	6
Farmland Industries	0.0%	—	—	35			—	—	—	—	—
NCRA	0.0%	—	—	8			—	—	—	—	—
Sinclair	0.1%	5	4	5			5	—	—	—	—
Texaco	0.0%	—	2	10			—	—	—	—	—
Crown	0.0%	—	—	5	15	2	—	—	—	—	—
Total Designated Customers	87.4%	4,944	4,851	4,698	4,769	4,442	1,212	916	1,984	692	140
Clark	4.2%	235	222	242	210	110	2	121	90	18	5
Deer Park Refining	3.7%	209	188	197	—	—	0	209	0	0	0
United Refining	1.1%	64					0	0	0	64	0
Orion	1.0%	56					40	15	1	0	0
Tosco	1.0%	54					10	0	38	7	0
Other	1.7%	97	164	182	150	73	22	0	64	0	10

TOTAL ELIGIBLE CUSTOMERS	100.0%	5,659	5,425	5,320	5,129	4,625	1,286	1,261	2,178	780	155

(1)
Refineries in bold are PDVSA affiliates or joint venture partners.

(2)
Equiva Trading International LLC is a trading company established by Equilon Enterprises LLC (owned by Shell Oil Company and Texaco Inc.) and Motiva Enterprises LLC (owned by Shell Oil Company, Texaco Inc. and Saudi Refining Inc.) throu

(3)
Hovensa LLC (formerly Amerada Hess) is located in St. Croix, USVI which is considered PADD VI.

(4)
ExxonMobil is Exxon & Mobil combined

STRUCTURAL IMPEDIMENTS TO INCREASE OR DIVERT CRUDE VOLUMES

    PDVSA's equity ownership of more than 1,000,000 B/D of refining capacity in the U.S. and the USVI, its substantial import market share among existing third party refineries capable of processing Venezuelan type crude oil, and the discounts that would be needed to increase market share in existing complex refineries or through additions of new capacity effectively limit the possibility of a major shift by PDVSA away from supplying the Designated Customers. Should PDVSA attempt such a shift, the resulting competition for the sale of heavy crude oil could result in a downward spiral of retaliatory price discounting, leading to even greater reductions in crude oil prices and total revenues.

    Further market penetration by PDVSA is constrained by logistical advantages of Canadian crude oil in the Midwest region, the various producer/refiner joint venture relationships in the U.S. East and Gulf Coast regions and the limited sour crude oil processing capacity in the United States.

    FACTORS FURTHER LIMITING MARKET PENETRATION BY PDVSA

    Refinery Complexity Requirement.  The heavy sour crude oil that dominates PDVSA's production requires refineries with relatively high Nelson complexity factors to most efficiently produce higher value refined petroleum products. The Nelson complexity factor is determined by multiplying all reported unit capacities by their complexity factor and dividing by crude oil distillation capacity. A basic topping refinery, which essentially separates crude oil into its boiling point fractions, has a complexity factor of 1.0. A refinery with asphalt capacity, which typically includes a vacuum distillation unit, has a complexity factor of 1.1 to 3.0. A hydroskimming refinery, which is usually a topping refinery with a catalytic reformer to upgrade the naphtha, has a typical complexity of 4 to 6. A cracking refinery which includes either a Fluid Catalytic Cracker (FCCU) or a Hydrocracker to upgrade gas oil into gasoline and distillates typically has a complexity factor range of 5 to 10. A coking refinery has a complexity factor of 7 to 12 and includes a delayed coker, which allows full conversion of the crude oil barrel. Venezuelan crude oil is typically processed in coking refineries to realize the full value of the crude oil barrel. Refiners without coking capacity cannot typically process Venezuelan crude oil economically, except in specialty asphalt operations.

    High Level of Sour Crude Oil Capacity Utilization of Existing Refineries.  Approximately 88% of the 7.7 million barrels per day of sour crude oil capacity in PADDs I, II, and Ill was utilized in 1999. Utilization increased slightly between 1997 and 1998 but dropped slightly in 1999 due to low crude margins and as a direct result of the OPEC cutbacks. It is estimated that there was approximately 450 MB/D of underutilized capacity in PADDs I, II, and III in 1999, 240 MB/D of which is located in PADD III. This equates to only about 6% of the total available sour crude oil capacity in these markets, after excluding certain refineries capable of processing sour crude oil which instead chose to process light sweet North Sea crude oil. Of the underutilized refineries in PADD Ill in 1999 capable of processing sour crude oil, several of these refineries have signed long term crude oil supply contracts and either have recently started-up new heavy upgrading units or are in the process of engineering and construction. These refineries include Premcor Port Arthur (formerly Clark), ExxonMobil Baytown and Marathon Ashland Garyville refineries, all of which have crude supply agreements with Mexico. In addition, the Phillips Sweeney refinery has a crude oil supply arrangement with Venezuela for heavy sour crude oil for a coker expansion which was completed in 2000 and the full impact will be seen in 2001. Furthermore, the former Mobil refinery in Chalmette, LA (now a 50/50 joint venture between PDVSA and ExxonMobil) will process Venezuelan Cerro Negro Syncrude once an upgrader in Venezuela is completed. Of the roughly 7.7 million barrels per day of sour crude oil refining capacity in PADDs I, II, and Ill, PDVSA supplies refineries having a capacity of 5.4 million barrels per day, or 70% of the total capacity. Of this total, 1.6 million barrels of refining capacity is located in PADD II, where Canadian crude oil is geographically and, therefore, economically advantaged. PDVSA's effective sour crude oil refining capacity market penetration in PADDs I and III is about 90%. This includes refineries where PDVSA has structural arrangements via it's wholly owned US affiliate CITGO as well as joint venture arrangements such as Lyondell-CITGO, Phillips Sweeney, and Chalmette.

UNDERUTILIZED SOUR CRUDE CAPACITY (MB/D)

	1999	1998	1997	1996
U.S. East Coast	144	37	0	0
U.S. Midwest	68	77	172	81
U.S. Gulf Coast	240	168	235	251

Total Sour Capacity	452	282	407	332
Total Sour Capacity	7,741	7,698	7,582	6,792
% Underutilzed	6%	4%	5%	5%

    Capital Costs Required to Increase Refinery Complexity.  To modify or construct facilities to process incremental quantities of Venezuelan sour crude oil, refiners would require an economic incentive to provide adequate return on capital investment, most likely in the form of long-term price discounts to current market pricing. Discounts in the magnitude of 50¢ to $1.00 per barrel would be required to provide economic returns sufficient to encourage refiners to construct or modify existing refining facilities to enable them to process heavy crude oil to light refined petroleum products. The resulting competition for the sale of heavy crude oil due to retaliatory discounting by Canada, Mexico and the Middle East could result in a downward price spiral resulting in a significant reduction in crude oil prices and total revenues from crude oil sales for producing countries. Producers have avoided this in the past by pursuing long-term contracts, joint ventures or acquisitions to place heavy crude oil production. This strategy is expected to continue in the future.

    Strategic Affiliations of Competing Producers.  Other competing producers are tying up refining capacity that might otherwise be available to process Venezuelan crude oil. The impact of known producer/refiner affiliations can be seen in the concentration of supply. For example, the total of Saudi Arabian crude oil processed by former Saudi Aramco partners Mobil, Chevron, Exxon and affiliate Equiva (trading arm of Equilon and Motiva) is 753 MBPD, or 56% of Saudi Arabian crude oil imports into the United States. This is a decline from recent years as Mobil imports of Saudi Arabian crude oil were shifted in late 1998 and 1999 to Valero following the sale of it's Paulsboro, NJ refinery in September 1998 to Valero. Shell Oil Company has a large refinery joint venture with PEMEX, Mexico's national oil company, and imported nearly 17% of all reported Mexican crude oil imports. In addition, PEMEX has a long-term supply contract with Premcor (formerly Clark) to supply 200 MBPD to its Port Arthur, Texas refinery. The Coker expansion was completed at the end of 2000 and is currently operating at full capacity. Exxon also has a long term supply agreement with PEMEX for 65 MBPD of Maya crude oil for its Baytown refinery with their Coker project expected to be on-stream in 2001. These projects limit expansion potential for PDVSA.

    Venezuelan Extra Heavy Oil Projects.  PDVSA is currently involved in four extra heavy oil production and upgrading projects in Venezuela's Orinoco Oil Belt. These projects will impact the market for PDVSA's traditional production and imports into the United States to the extent they include partner refineries which would otherwise be outlets for traditional PDVSA heavy sour crude oil production. The Orinoco belt syncrude could create additional opportunity for PDVSA, who has a direct interest in each of the Orinoco Belt projects, to market a wider range of crude oils in the US markets. The affected refineries include the above-mentioned Mobil Chalmette refinery and the Conoco Lake Charles refinery. In addition, the ExxonMobil Baton Rouge refinery may also be affected; however, the Exxon project has been frozen and it unlikely to be completed.

    There are currently four active Orinoco Belt projects. The Petrozuata project, which is the only project to be completed to date, is now supplying 60 MBPD of 23°API crude oil to the Conoco Lake Charles refinery in addition to supplying 40 MBPD of syncrude to the Cardon refinery in Venezuela. The Cerro Negro project will produce a 16°API syncrude that will be processed at the Chalmette refinery. The Chalmette refinery, a 50/50 joint venture between PDVSA and ExxonMobil, is already processing a pre-production blend of Cerro Negro crude oil blended with Oso condensate. The Cerro Negro project to produce a 16°API syncrude is projected to be completed in 2002. The Hamaca project will produce a 26°API crude oil and the project is expected to be started-up in 2003. Hamaca plans to market the syncrude on the USGC and does not have any supply arrangements at this time. Finally, the Sincor project will supply a crude oil similar to Nigerian Forcados (approximately 29°API) and is scheduled to be completed at the end of 2001. Sincor presently has a letter of intent with UDS to supply 45 MBPD of syncrude to the UDS refinery in Three Rivers, Texas. Because of its properties, syncrude produced from Sincor will not be marketed to refineries capable of processing heavy sour crude oil.

IV. REFINED PETROLEUM PRODUCTS

    Summary import data for refined petroleum products in 2000 and 1999 are shown in the table below. Imports from the U.S. Virgin Islands are not viewed as an independent source of foreign supply due to the fact that all such imports are from the Hovensa LLC (formerly Amerada Hess) St. Croix refinery and go primarily into the Amerada Hess and CITGO U.S. marketing operations, and this flow of products is unlikely to change or be severed. PDVSA has a 50% interest in the Hovensa St. Croix refinery. Therefore, the imports of refined petroleum products from the U.S. Virgin Islands in the future are indirectly tied to PDVSA due to the crude oil supply arrangement and PDVSA's equity position in the refinery

U.S. REFINED PRODUCTS IMPORTS
(MB/D)

	2000					1999
Source	PADD I	PADD II	PADD III	Total	%	PADD I	PADD II	PADD III	Total	%
PDVSA	194	—	23	217	16%	201	—	19	220	16%
CANADA	170	8	5	192	14%	117	8	2	128	9%
EUROPE	209	—	120	329	24%	157	—	67	224	16%
VIRGIN ISLANDS	280	—	4	283	20%	265	—	1	266	19%
MIDDLE EAST	16	—	5	20	1%	50	—	15	65	5%
OTHER WESTERN	179	—	101	279	20%	151	1	94	246	18%
FAR EAST	50	—	28	78	6%	17	—	45	61	4%

TOTAL	1,097	8	285	1,399		957	9	244	1,209

    PDVSA's U.S. Virgin Islands affiliation will reinforce PDVSA's position as the largest supplier of refined petroleum products imports to PADDs I, II, and III (particularly to the PADD I and PADD Ill markets). Only minor volumes of Canadian refined petroleum products imports entered the U.S. directly into the PADD II market.

    Transportation costs provide PDVSA with a $0.45 to $0.60 per barrel advantage over European-sourced refined petroleum products, but the U.S. still remains the highest valued alternative market for surplus European gasoline production. Other products which are not surplus to European regional demand, such as jet kerosene, are disadvantaged due to freight costs and travel time differences relative to Venezuelan refined petroleum products.

    Through their affiliates and directly, PDVSA supplies about 50% of the refined petroleum products purchased by seven of the nineteen companies that make up 80% of the import market into the U.S. East Coast and is a significant supplier to the other companies. Anticipated demand growth should provide PDVSA with expansion opportunities. However, the growth will likely be concentrated in the Designated Customers as traditional suppliers to these markets. Since refined petroleum products are commodity products, there is no realistic opportunity, without significant discounting, for PDVSA to substitute large quantities of its U.S. purchasers with alternative purchasers due to PDVSA's current broad penetration of the market. PDVSA's refined products supplied to the U.S. market are detailed by type in table A5 of the Appendix.

V. APPENDIX

    Detailed tables of the information summarized in the text of this report are included as an appendix to this report.

TABLE A1
Sour Crude Oil Imports by Source
(Heavy indicates less than 30 API; Sour is greater than 0.7% sulfur by weight)

	PADD I			PADD II			PADD III			TOTAL PADD I-III
	Light Sour	Heavy Sour	TOTAL PADD I	Light Sour	Heavy Sour	TOTAL PADD II	Light Sour	Heavy Sour	TOTAL PADD III	Light Sour	Heavy Sour	GRAND TOTAL
1997—BPD
Mexico	1,373	21,159	22,532	50,299	52,737	103,036	315,449	768,970	1,084,419	367,121	842,866	1,209,986
PDVSA	11,452	164,816	176,268	85,249	50,879	136,129	109,518	843,989	953,507	206,219	1,059,685	1,265,904
Canada	54,701	4,058	58,759	216,781	447,395	664,175	0	0	0	271,482	451,452	722,934
Mid East	135,148	17,397	152,545	165,907	4,482	170,389	1,130,690	66,315	1,197,005	1,431,745	88,195	1,519,940
Other	2,688	75,115	77,803	1,578	18,008	19,586	25,866	149,532	175,397	30,132	242,655	272,786
TOTAL	205,362	282,545	487,907	519,814	573,501	1,093,315	1,581,523	1,828,805	3,410,329	2,306,699	2,684,852	4,991,551

1998—BPD
Mexico	4,557	22,038	26,595	27,079	34,118	61,197	360,789	729,907	1,090,696	392,425	786,063	1,178,488
PDVSA	7,951	195,542	203,493	44,465	79,184	123,649	68,444	839,307	907,751	120,860	1,114,033	1,234,893
Canada	55,354	6,016	61,370	208,855	530,041	738,896	2,400	2,847	5,247	266,609	538,904	805,513
Mid East	123,395	39,334	162,729	223,877	8,981	232,858	1,115,509	317,592	1,433,101	1,462,781	365,907	1,828,688
Other	36,765	46,416	83,181	11,005	14,748	25,753	51,406	61,597	113,003	99,176	122,761	221,937
TOTAL	228,022	309,346	537,368	515,281	667,072	1,182,353	1,598,548	1,951,250	3,549,798	2,341,851	2,927,668	5,269,519

1999—BPD
Mexico	4,104	20,764	24,868	22,068	24,553	46,622	374,038	632,521	1,006,559	400,211	677,838	1,078,049
PDVSA	19,082	139,077	158,159	31,997	115,288	147,285	146,512	588,115	734,627	197,592	842,479	1,040,071
Canada	49,326	15,455	64,781	247,616	392,893	640,510	0	1,014	1,014	296,942	409,362	706,304
Mid East	101,312	49,414	150,726	261,721	26,674	288,395	1,353,559	317,290	1,670,849	1,716,592	393,378	2,109,970
Other	16,203	43,482	59,685	12,488	14,704	27,192	69,841	101,548	171,389	98,532	159,734	258,266
TOTAL	190,027	268,192	458,219	575,890	574,112	1,150,003	1,943,951	1,640,488	3,584,438	2,709,868	2,482,792	5,192,660

2000—BPD
Mexico	410	35,475	35,885	18,623	28,609	47,232	435,997	741,648	1,177,645	455,030	805,732	1,260,762
PDVSA	3,932	165,096	169,027	9,743	54,497	64,240	135,169	758,822	893,992	148,844	978,415	1,127,260
Canada	10,710	52,825	63,536	223,464	477,183	700,648	15,669	0	15,669	249,844	530,008	779,852
Mid East	141,656	36,464	178,120	260,579	22,678	283,257	1,375,964	302,536	1,678,500	1,778,199	361,678	2,139,877
Other	4,246	17,809	22,055	2,784	7,232	10,016	24,563	79,754	104,317	31,593	104,795	136,388
TOTAL	160,954	307,669	468,623	515,194	590,199	1,105,393	1,987,363	1,882,760	3,870,123	2,663,511	2,780,628	5,444,139

TABLE A2
1997 SOUR CRUDE OIL REFINING CAPACITY UTILIZATION

		Design			Light Sour				Heavy Sour				Total Sour Crude				Total Utilization
Company	Crude Capacity (MB/CD)	Light Sour	Heavy Sour	Total Sour	Dom.	Canada	Offshore	Total	Dom.	Canada	Offshore	Total	Dom.	Canada	Offshore	Total	Light Sour	Heavy Sour	Total
Amoco, Yorktown, VA	57	25	32	57	0	0	4	4	0	0	29	29	0	0	34	34	17%	93%	59%
Chevron, Perth Amboy, NJ	80	0	80	80	0	0	0	0	0	0	34	34	0	0	34	34	0%	43%	43%
Citgo, Savannah, GA	28	0	28	28	0	0	0	0	0	0	15	15	0	0	15	15	0%	54%	54%
Citgo, Thorofare, NJ	80	0	80	80	0	0	0	0	0	0	50	50	0	0	50	50	0%	62%	62%
Coastal, Westville, NJ	135	0	0	0	0	0	1	1	0	0	1	1	0	0	2	2	0%	0%	0%
Valero, Paulsboro, NJ	155	140	15	155	0	0	138	138	0	0	4	4	0	0	142	142	99%	30%	92%
Star Enterprise, Delaware City, DE	140	30	110	140	0	0	25	25	0	0	134	134	0	0	159	159	83%	122%	114%
Tosco, Linden, NJ	250	165	35	200	0	0	2	2	0	0	0	0	0	0	2	2	1%	0%	1%
United Refining Co., Warren, PA	67	27	20	47	0	14	0	14	0	24	0	24	0	38	0	38	53%	121%	82%

TOTAL PADD I	991	387	400	786	0	14	170	185	0	24	268	292	0	38	438	477	83%	80%	81%
Amoco, Whiting, IN	410	140	130	270	101	1	16	118	12	124	1	138	113	125	18	256	85%	106%	95%
Ashland, Canton, OH	70	20	5	25	0	0	17	17	0	0	1	1	0	0	18	18	86%	16%	72%
Ashland, Catlettsburg, KY	222	214	5	219	72	4	126	202	0	1	1	2	72	4	127	203	94%	32%	93%
Ashland, St. Paul Park, MN	70	0	5	5	0	1	2	3	0	0	0	0	0	1	2	3	0%	0%	57%
BP, Toledo, OH	147	0	20	20	0	0	0	0	0	12	0	12	0	12	0	12	0%	58%	58%
Clark Oil, Blue Island, IL	75	25	0	25	0	0	7	7	0	0	0	0	0	0	7	8	29%	0%	30%
Clark Oil, Hartford, IL	65	40	25	65	16	10	27	53	0	7	0	7	16	17	27	60	131%	30%	92%
Conoco, Ponca City, OK	160	60	0	60	55	0	0	55	0	0	0	0	55	0	0	55	92%	0%	92%
Farmland, Coffeyville, KS	110	50	0	50	5	0	19	24	0	0	1	1	5	0	20	25	48%	0%	51%
Koch, Rosemount, MN	286	0	286	286	0	19	0	19	0	202	40	242	0	221	40	261	0%	85%	91%
Marathon, Detroit, MI	70	20	10	30	6	1	0	7	0	16	8	24	6	16	8	31	35%	237%	102%
Marathon, Robinson, IL	192	60	20	80	0	1	50	51	0	9	0	9	0	10	50	61	85%	46%	76%
Mobil, Joliet, IL	204	70	134	204	16	40	0	56	0	116	0	116	16	156	0	172	80%	87%	84%
Murphy, Superior, WI	36	3	7	10	0	2	0	2	0	8	0	8	0	10	0	10	61%	120%	102%
NCRA, McPherson, KS	74	25	0	25	18	0	5	23	0	0	0	0	18	0	5	23	90%	0%	90%
PDV Midwest Refining, Lemont, IL	145	70	75	145	0	0	86	86	0	56	0	56	0	56	86	142	122%	75%	98%
Shell, Wood River, IL	274	200	35	235	181	4	32	216	0	36	3	40	181	40	35	256	108%	113%	109%
Sinclair, Tulsa, OK	50	10	5	15	10	0	0	10	0	0	4	4	10	0	4	14	100%	81%	94%
Texaco, El Dorado, KS	100	75	15	90	60	1	8	69	0	0	15	15	60	1	23	84	92%	101%	93%
Total Petroleum,Alma, MI	51	15	0	15	10	0	0	10	0	0	0	0	10	0	0	10	67%	0%	67%
Total Petroleum Inc., Ardmore, OK	68	45	0	45	40	0		40	0	0	0	0	40	0	0	40	89%	0%	89%

TOTAL PADD II	2,879	1,143	777	1,919	589	82	396	1,067	12	588	75	675	601	671	471	1,743	93%	87%	91%

TABLE A2 (Continued)
1997 SOUR CRUDE OIL REFINING CAPACITY UTILIZATION

		Design			Light Sour				Heavy Sour				Total Sour Crude				Total Utilization
Company	Crude Capacity (MB/CD)	Light Sour	Heavy Sour	Total Sour	Dom.	Canada	Offshore	Total	Dom.	Canada	Offshore	Total	Dom.	Canada	Offshore	Total	Light Sour	Heavy Sour	Total
Amoco,Texas City,TX	437	87	150	237	47	0	59	107	0	0	96	96	47	0	155	203	123%	64%	86%
Basis Petro Inc/Valero, Houston,TX	68	38	0	38	5	0	13	18	0	0	0	0	5	0	13	18	48%	0%	48%
Basis Petro Inc/Valero, Texas City,TX	165	100	6	106	31	0	98	129	0	0	3	3	31	0	101	132	129%	48%	125%
Berry Petroleum, Stevens, AR	7	0	7	7	0	0	0	0	6	0	0	6	6	0	0	6	0%	84%	84%
Chevron, El Paso, TX	90	90	0	90	86	0	0	86	0	0	0	0	86	0	0	86	95%	0%	95%
Chevron, Pascagoula, MS	295	145	150	295	6	0	135	141	0	0	161	161	6	0	296	302	97%	107%	102%
Citgo, Corpus Christi, TX	133	50	83	133	0	0	36	36	0	0	86	86	0	0	122	122	72%	104%	92%
Citgo, Lake Charles, LA	304	14	200	214	0	0	15	15	0	0	180	180	0	0	196	196	110%	90%	91%
Clark Oil, Port Arthur, TX	225	170	55	225	1	0	138	139	0	0	28	28	1	0	166	168	82%	51%	75%
Coastal, Corpus Christi, TX	100	55	40	95	0	0	25	25	0	0	62	62	0	0	87	87	46%	156%	92%
Coastal, Mobile Bay, AL	19	0	19	19	0	0	0	0	0	0	13	13	0	0	13	13	0%	68%	68%
Conoco, Lake Charles/Westlake, LA	231	0	166	166	0	0	59	59	0	0	105	105	0	0	164	164	0%	63%	99%
Cross Oil, Smackover, AR	6	0	6	6	0	0	0	0	6	0	0	6	6	0	0	6	0%	97%	97%
Crown, Houston, TX	100	25	0	25	10	0	14	24	0	0	0	0	10	0	14	24	95%	0%	95%
Ergon Refining, Vicksburg, MS	25	0	25	25	0	0	0	0	0	0	22	22	0	0	22	22	0%	90%	90%
Exxon, Baton Rouge, LA	473	180	75	255	28	0	146	174	42	0	31	73	70	0	177	247	97%	97%	97%
Exxon, Baytown, TX	465	250	200	450	14	0	228	242	103	0	88	191	117	0	316	433	97%	95%	96%
Fina, Big Spring, TX	60	60	0	60	54	0	0	54	0	0	0	0	54	0	0	54	90%	0%	90%
Fina, Port Arthur, TX	179	129	0	129	41	0	65	107	0	0	0	0	41	0	65	107	83%	0%	83%
Hunt Refining Co., Tuscaloosa, AL	43	0	43	43	0	0	0	0	21	0	17	38	21	0	17	38	0%	89%	89%
Koch, Corpus Christi, TX	280	60	25	85	0	0	57	57	0	0	23	23	0	0	79	79	94%	91%	93%
Lion, El Dorado, AR	53	45	8	53	9	0	38	47	4	0	0	4	13	0	38	51	106%	50%	98%
Lyondell -CITGO, Houston, TX	239	0	239	239		0	2	2	0	0	213	213	0	0	215	215	0%	89%	90%
Marathon, Garyville, LA	232	200	62	262	49	0	153	201	0	0	22	22	49	0	175	224	101%	36%	85%
Mobil, Beaumont, TX	320	200	90	290	19	0	134	153	0	0	89	89	19	0	223	243	77%	99%	84%
Mobil, Chalmette, LA	184	0	80	80	0	0	3	3	0	0	65	65	0	0	68	68	0%	82%	85%
Murphy, Meraux, LA	95	95	0	95	0	0	99	99	0	0	0	0	0	0	99	99	104%	0%	104%
Navajo, Artesia/Lovington, NM	60	95	0	95	59	0	0	59	0	0	0	0	59	0	0	59	62%	0%	62%
Neste Trifinery P. Srvs, Corpus Christi, TX	30	0	30	30	0	0	0	0	0	0	24	24	0	0	24	24	0%	79%	79%
Phillips, Borger, TX	125	115	10	125	114	0	0	114	0	0	0	0	114	0	0	114	99%	0%	91%
Phillips, Sweeny, TX	205	125	0	125	0	0	78	78	0	0	0	0	0	0	78	78	62%	0%	62%
Shell, Norco, LA	219	20	0	20	0	0	12	12	0	0	2	2	0	0	14	14	58%	0%	69%
Shell/Deer Park Refining Ltd., Deer Park, TX	274	65	160	225	(2)	0	24	21	0	0	224	224	(2)	0	248	246	33%	140%	109%
Southland Oil, Lumberton, MS	6	0	6	6	0	0	0	0	2	0	0	2	2	0	0	2	0%	33%	33%
Southland Oil, Sandersville, MS	11	0	11	11	0	0	0	0	4	0	0	4	4	0	0	4	0%	34%	34%
Star Enterprise, Convent, LA	225	200	25	225	0	0	223	223	0	0	5	5	0	0	229	229	112%	21%	102%
Star Enterprise, Port Arthur, TX	235	135	100	235	0	0	149	149	0	0	85	85	0	0	234	234	110%	85%	99%
Ultramar/Diamond Shamrock, Sunray/McKee, TX	145	35	0	35	41	0	0	41	0	0	0	0	41	0	0	41	117%	0%	117%
Ultramar/Diamond Shamrock, Three Rivers, TX	80	5	0	5	0	0	2	2	0	0	0	0	0	0	2	2	42%	0%	42%
Valero, Corpus Christi, TX	88	10	10	20	0	0	10	10	0	0	6	6	0	0	15	15	97%	58%	77%
TOTAL PADD III	6,529	2,796	2,080	4,876	613	0	2,015	2,628	188	0	1,651	1,839	801	0	3,666	4,466	94%	88%	92%
TOTAL PADDs I- III	10,399	4,326	3,256	7,582	1,202	97	2,581	3,880	200	612	1,994	2,806	1,402	709	4,575	6,686	93%	87%	91%

TABLE A3
1998 SOUR CRUDE OIL REFINING CAPACITY UTILIZATION

		Design			Light Sour				Heavy Sour				Total Sour Crude				Total Utilization
Company	Crude Capacity (MB/CD)	Light Sour	Heavy Sour	Total Sour	Dom.	Canada	Offshore	Total	Dom.	Canada	Offshore	Total	Dom.	Canada	Offshore	Total	Light Sour	Heavy Sour	Total
BP Amoco, Yorktown,VA	59	0	30	30	0	0	0	0	0	0	29	29	0	0	29	29	0%	97%	97%
Chevron, Perth Amboy,NJ	80	0	80	80	0	0	0	0	0	0	40	40	0	0	40	40	0%	50%	50%
Citgo, Savannah,GA	28	0	28	28	0	0	0	0	0	0	17	17	0	0	17	17	0%	61%	61%
Citgo, Thorofare,NJ	80	0	80	80	0	0	0	0	0	0	53	53	0	0	53	53	0%	66%	66%
Coastal, Westville,NJ	140	0	0	0	0	0	20	20	0	0	0	0	0	0	20	20	0%	0%	0%
Motiva (Star), Delaware City,DE	140	30	110	140	0	0	50	50	0	0	101	101	0	0	151	151	167%	92%	108%
Tosco, Linden,NJ	285	60	0	60	0	0	2	2	0	0	0	0	0	0	2	2	4%	0%	4%
United Refining Co., Warren,PA	67	22	25	47	0	31	0	31	0	27	0	27	0	59	0	59	144%	110%	126%
Valero (Mobil), Paulsboro,NJ	155	145	10	155	0	0	149	149	0	0	0	0	0	0	149	149	103%	0%	96%

TOTAL PADD I	1,515	257	363	620	0	31	225	256	0	27	240	268	0	59	465	523	100%	74%	84%
BP Amoco, Toledo,OH	147	0	10	10	0	0	0	0	0	10	0	10	0	10	0	10	0%	104%	104%
BP Amoco, Whiting,IN	410	140	140	280	115	4	13	132	12	126	4	142	127	130	18	274	94%	101%	98%
Clark Oil, Blue Island,IL	76	25	0	25	0	14	4	18	0	3	0	3	0	17	4	20	72%	0%	82%
Clark Oil, Hartford,IL	68	33	25	58	23	1	10	34	0	13	0	13	23	14	10	47	104%	52%	81%
Conoco, Ponca City,OK	168	55	0	55	55	0	0	55	0	0	0	0	55	0	0	55	100%	0%	100%
Equilon (Shell), Wood River,IL	275	200	50	250	129	0	87	216	0	16	23	39	129	16	110	255	108%	78%	102%
Equilon (Texaco), El Dorado,KS	109	79	10	89	71	0	4	75	0	0	6	6	71	0	10	81	95%	61%	91%
Exxon Mobil, Joliet,IL	232	70	162	232	42	50	4	97	0	89	2	91	42	139	6	188	138%	56%	81%
Farmland, Coffeyville,KS	110	25	0	25	5	0	31	36	0	0	15	15	5	0	47	52	146%	0%	206%
Koch, Rosemount,MN	286	0	286	286	0	37	7	44	0	187	17	205	0	224	24	248	0%	72%	87%
Marathon Ashland, Canton,OH	73	20	5	25	0	0	16	16	0	1	0	1	0	1	16	16	78%	16%	66%
Marathon Ashland, Catlettsburg,KY	220	195	5	200	88	0	107	195	0	1	0	1	88	1	107	196	100%	21%	98%
Marathon Ashland, St. Paul Park,MN	70	0	10	10	0	5	0	5	0	7	0	7	0	12	0	12	0%	68%	119%
Marathon Ashland, Detroit,MI	74	10	24	34	10	1	1	12	0	20	1	21	10	21	2	34	124%	89%	99%
Marathon Ashland, Robinson,IL	192	50	0	50	0	1	56	57	0	1	0	1	0	2	56	58	113%	0%	116%
Murphy, Superior,WI	36	0	7	7	0	20	0	20	0	2	0	2	0	22	0	22	0%	25%	314%
NCRA, McPherson,KS	76	25	0	25	12	0	2	15	0	0	8	8	12	0	11	23	59%	0%	93%
PDV Midwest, Lemont,IL	145	45	100	145	0	0	39	39	0	97	0	97	0	97	39	136	86%	97%	94%
Sinclair, Tulsa,OK	50	10	0	10	10	0	2	12	0	0	3	3	10	0	5	15	120%	0%	153%
UDS, Ardmore,OK	80	45	0	45	40	0	0	40	0	0	0	0	40	0	0	40	89%	0%	89%

TOTAL PADD II	2,896	1,027	834	1,861	600	134	384	1,118	12	573	81	666	612	707	465	1,784	109%	80%	96%

TABLE A3 (Continued)
1998 SOUR CRUDE OIL REFINING CAPACITY UTILIZATION

		Design			Light Sour				Heavy Sour				Total Sour Crude				Total Utilization
Company	Crude Capacity (MB/CD)	Light Sour	Heavy Sour	Total Sour	Dom.	Canada	Offshore	Total	Dom.	Canada	Offshore	Total	Dom.	Canada	Offshore	Total	Light Sour	Heavy Sour	Total
Berry Petroleum, Stevens,AR	7	0	7	7	0	0	0	0	6	0	0	6	6	0	0	6	0%	88%	88%
BP Amoco, Texas City,TX	437	100	137	237	47	0	27	74	0	3	152	155	47	3	179	229	74%	113%	97%
Chevron, El Paso,TX	90	90	0	90	85	0	0	85	0	0	0	0	85	0	0	85	94%	0%	94%
Chevron, Pascagoula,MS	295	145	150	295	0	0	69	69	0	0	180	180	0	0	249	249	48%	120%	85%
Citgo, Corpus Christi,TX	150	50	100	150	0	0	52	52	0	0	102	102	0	0	155	155	104%	102%	103%
Citgo, Lake Charles,LA	304	30	184	214	0	0	23	23	0	0	162	162	0	0	185	185	77%	88%	87%
Clark Oil, Port Arthur,TX	225	150	25	175	0	1	171	172	0	0	28	28	0	1	199	200	115%	111%	114%
Coastal, Corpus Christi,TX	100	30	65	95	4	0	17	21	0	0	67	67	4	0	84	88	72%	103%	93%
Coastal, Mobile,AL	19	0	19	19	0	0	0	0	2	0	8	10	2	0	8	10	0%	55%	55%
Conoco, Lake Charles/Westlake,LA	231	60	121	181	0	0	35	35	0	0	138	138	0	0	173	173	59%	114%	96%
Cross Oil, Smackover,AR	6	0	6	6	0	0	0	0	6	0	0	6	6	0	0	6	0%	105%	105%
Crown, Houston,TX	100	20	0	20	10	0	9	19	0	0	1	1	10	0	10	20	94%	0%	101%
Deer Park Refining, Deer Park,TX	274	50	209	259	0	0	52	52	0	0	190	190	0	0	242	242	104%	91%	93%
Ergon Refining, Vicksburg,MS	23	0	23	23	0	0	0	0	0	0	21	21	0	0	21	21	0%	93%	93%
Exxon Mobil, Baton Rouge,LA	473	173	100	273	28	0	80	108	42	0	51	93	70	0	132	202	63%	93%	74%
Exxon Mobil, Baytown,TX	465	265	200	465	35	0	223	258	103	0	73	176	138	0	297	434	97%	88%	93%
Exxon Mobil, Beaumont,TX	335	165	90	255	25	1	134	160	0	0	98	98	25	1	232	258	97%	109%	101%
Exxon Mobil, Chalmette,LA	184	0	80	80	0	0	4	4	0	0	76	76	0	0	80	80	0%	95%	101%
Hunt, Tuscaloosa,AL	43	0	43	43	0	0	1	1	17	0	21	38	17	0	21	39	0%	88%	90%
Koch, Corpus Christi,TX	282	67	90	157	0	0	36	36	0	0	52	52	0	0	88	88	53%	58%	56%
Lion, El Dorado,AR	53	45	8	53	9	0	39	48	4	0	0	4	13	0	39	52	108%	50%	99%
Lyondell-CITGO, Houston,TX	263	0	263	263	0	0	15	15	0	0	233	233	0	0	249	249	0%	89%	94%
Marathon Ashland, Garyville,LA	232	182	50	232	42	0	132	174	0	0	47	47	42	0	178	220	95%	93%	95%
Motiva (Shell), Norco,LA	225	25	15	40	0	0	14	14	0	0	4	4	0	0	18	18	56%	25%	44%
Motiva (Star), Convent,LA	230	220	10	230	35	0	175	210	0	0	8	8	35	0	183	218	96%	76%	95%
Motiva (Star), Port Arthur,TX	235	135	100	235	0	0	167	167	0	0	59	59	0	0	226	226	124%	59%	96%
Murphy, Meraux,LA	100	95	0	95	0	0	93	93	0	0	1	1	0	0	94	94	98%	0%	99%
Navajo, Artesia/Lovington,NM	60	60	0	60	53	0	0	53	0	0	0	0	53	0	0	53	89%	0%	89%
Neste Trifinery, Corpus Christi,TX	30	0	30	30	0	0	0	0	0	0	25	25	0	0	25	25	0%	84%	84%
Phillips, Borger,TX	125	115	0	115	101	0	16	117	0	0	0	0	101	0	16	117	101%	0%	101%
Phillips, Sweeny,TX	205	100	0	100	6	0	88	93	0	0	0	0	6	0	88	93	93%	0%	93%
Southland Oil, Lumberton,MS	6	0	6	6	0	0	0	0	2	0	0	2	2	0	0	2	0%	32%	32%
Southland Oil, Sandersville,MS	11	0	11	11	0	0	0	0	4	0	0	4	4	0	0	4	0%	39%	39%
Total (Fina), Big Spring,TX	61	61	0	61	57	0	0	57	0	0	0	0	57	0	0	57	94%	0%	94%
Total (Fina), Port Arthur,TX	179	129	0	129	48	0	115	163	0	0	0	0	48	0	115	163	127%	0%	127%
UDS, Sunray/McKee,TX	156	50	0	50	45	0	0	45	0	0	0	0	45	0	0	45	91%	0%	91%
UDS, Three Rivers,TX	92	0	0	0	0	0	8	8	0	0	3	3	0	0	11	11	0%	0%	0%
Valero (Basis), Houston,TX	115	65	0	65	0	0	20	20	0	0	0	0	0	0	20	20	31%	0%	31%
Valero (Basis), Texas City,TX	180	160	5	165	0	0	138	138	0	0	3	3	0	0	141	141	86%	68%	85%
Valero, Corpus Christi,TX	50	20	15	35	0	0	28	28	0	0	17	17	0	0	46	46	141%	116%	130%

TOTAL PADD III	6,934	2,856	2,362	5,217	630	2	1,996	2,628	187	3	1,842	2,032	817	5	3,837	4,660	92%	86%	89%
TOTAL PADDs I — III	11,346	4,140	3,558	7,698	1,231	168	2,604	4,002	199	603	2,163	2,965	1,429	771	4,767	6,967	97%	83%	91%

TABLE A4
1998 SOUR CRUDE OIL REFINING CAPACITY UTILIZATION

	Crude	Design			Light Sour				Heavy Sour				Total Sour Crude				Total Utilization
Company	Capacity IMB/CDM	Light Sour	Heavy Sour	Total Sour	Dom.	Canada	Off Shore	Total	Dom.	Canada	Off Shore	Total	Dom.	Canada	Off Shore	Total	Light Sour	Heavy Shore
BP Amoco,Yorktown,VA	59	—	30	30	—	—	1	1	—	—	11	11	—	—	12	12	0%	37%
Chevron,Perth Amboy,NJ	80	—	80	80	—	—	—	—	—	—	27	27	—	—	27	27	0%	33%
Citgo,Savannah,GA	28	—	28	28	—	—	—	—	—	—	17	17	—	—	17	17	0%	61%
Citgo,Thorofare,NJ	80	—	80	80	—	—	1	1	—	—	41	41	—	—	42	42	0%	51%
Coastal,Westville,NJ	145	—	—	—	—	—	6	6	—	—	—	—	—	—	6	6	0%	0%
Motiva (Star),Delaware City,DE	152	30	122	152	—	—	32	32	—	—	112	112	—	—	144	144	107%	92%
Tosco,Linden,NJ	285	60	—	60	—	—	8	8	—	—	1	1	—	—	9	9	14%	0%
Tosco,Marcus Hook,PA	175	—	—	—	—	—	4	4	—	—	—	—	—	—	4	4	0%	0%
United Refining Co.,Warren,PA	67	22	25	47	—	4	—	4	—	33	—	33	—	37	—	37	18%	132%
Valero (Mobil),Paulsboro,NJ	155	145	10	155	—	1	122	124	—	—	19	19	—	1	142	143	85%	192%
Young Refining,Douglasville,GA	6	—	6	6	—	—	—	—	—	—	—	—	—	—	—	—	0%	0%
TOTAL PADD I	1,225	257	375	632	—	5	175	181	—	33	227	260	—	38	403	441	70%	69%
Conoco,Ponca City,OK	174	55	—	55	55	—	—	55	—	—	—	—	55	—	—	55	100%	0%
Farmland,Coffeyville,KS	110	25	—	25	15	—	6	21	—	—	30	30	15	—	37	52	85%	0%
Frontier Oil & Ref.,El Dorado,KS	109	79	10	89	45	—	18	63	—	—	14	14	45	—	32	76	79%	139%
NCRA,McPherson,KS	76	25	—	25	20	—	—	20	—	—	3	3	20	—	3	23	82%	0%
Sinclair,Tulsa,OK	50	10	—	10	10	—	—	10	—	—	4	4	10	—	4	14	100%	0%
UDS,Ardmore,OK	80	45	—	45	40	—	1	41	—	—	—	—	40	—	1	41	91%	0%
BP Amoco,Whiting,IN	410	140	140	280	139	2	5	147	12	100	21	133	151	102	27	280	105%	95%
BP Amoco,Toledo,OH	152	—	10	10	—	—	—	—	—	29	—	29	—	29	—	29	0%	287%
Citgo,Lemont,IL	159	59	100	159	—	7	36	43	—	83	—	83	—	90	36	127	74%	83%
Clark Oil,Blue Island,IL	76	25	—	25	22	12	4	38	—	—	—	—	22	12	4	38	153%	0%
Exxon Mobil,Joliet,IL	232	70	162	232	25	36	9	70	—	108	—	108	25	144	9	178	100%	67%
Laketon,Laketon,IN	4	—	4	4	—	—	—	—	—	—	—	—	—	—	—	—	0%	0%
Marathon Ashland,Detroit,MI	74	10	24	34	0	—	9	9	—	19	3	22	0	19	12	30	89%	90%
Sun,Toledo,OH	140	—	—	—	—	—	—	—	—	9	—	9	—	9	—	9	0%	0%
UDS,Alma,MI	38	10	—	10	—	—	—	—	—	—	—	—	—	—	—	—	0%	0%
Clark Oil,Hartford,IL	68	33	25	58	53	—	21	74	—	—	2	2	53	—	23	76	224%	8%
Clark Oil,Lima,OH	165	—	—	—	—	—	1	1	—	—	—	—	—	—	1	1	0%	0%
Equilon (Shell),Wood River,IL	286	200	50	250	169	—	70	240	—	10	37	47	169	10	107	286	120%	94%
Marathon Ashland,Robinson,IL	192	50	—	50	—	—	45	45	—	—	—	—	—	—	45	45	90%	0%
Marathon Ashland,Catlettsburg,KY	220	195	5	200	73	—	111	184	—	—	—	—	73	—	111	184	94%	0%
Marathon Ashland,Canton,OH	73	20	5	25	—	—	27	27	—	1	—	1	—	1	27	28	136%	14%
Koch,Rosemount,MN	286	—	286	286	—	46	16	62	—	127	21	148	—	173	37	211	0%	52%
Marathon Ashland,St. Paul Park,MN	70	—	10	10	—	6	—	6	—	10	—	10	—	15	—	15	0%	98%
Murphy,Superior,WI	36	—	7	7	—	19	—	19	—	2	—	2	—	22	—	22	0%	36%
TOTAL PADD II	3,279	1,051	838	1,888	667	128	380	1,175	12	498	135	646	679	627	515	1,820	112%	77%

TABLE A4 (Continued)
1998 SOUR CRUDE OIL REFINING CAPACITY UTILIZATION

	Crude	Design			Light Sour				Heavy Sour				Total Sour Crude				Total Utilization
Company	Capacity IMB/CDM	Light Sour	Heavy Sour	Total Sour	Dom.	Canada	Off Shore	Total	Dom.	Can.	Off Shore	Total	Dom.	Can.	Off Shore	Total	Light Sour	Heavy Shore	Total
Crown,Tyler,TX	60	12	—	12	—	—	—	—	—	—	—	—	—	—	—	—	0%	0%	0%
Chevron,Pascagoula,MS	295	145	150	295	—	—	143	143	—	—	161	161	—	—	303	303	98%	107%	103%
Citgo,Lake Charles,LA	307	30	187	217	—	—	50	50	—	1	123	124	—	1	173	174	168%	66%	80%
Coastal,Mobile,AL	19	—	19	19	—	—	—	—	7	—	3	10	7	—	3	10	0%	55%	55%
Conoco,Lake Charles/Westlake,LA	245	60	135	195	—	—	51	51	—	—	133	133	—	—	184	184	85%	99%	95%
Exxon Mobil,Baton Rouge,LA	483	183	100	283	28	—	97	125	42	—	34	76	70	—	132	202	68%	76%	71%
Exxon Mobil,Chalmette,LA	190	—	80	80	—	—	2	2	—	—	75	75	—	—	78	78	0%	94%	97%
Marathon Ashland,Garyville,LA	232	182	50	232	78	—	109	186	—	—	39	39	78	—	148	225	102%	78%	97%
Motiva (Shell),Norco,LA	230	25	15	40	—	—	80	80	—	—	1	1	—	—	81	81	319%	10%	203%
Motiva (Star),Convent,LA	230	220	10	230	30	—	164	195	—	—	8	8	30	—	172	203	89%	82%	88%
Murphy,Meraux,LA	100	95	—	95	—	—	80	80	—	—	—	—	—	—	80	80	85%	0%	85%
Orion,Norco,	150	—	150	150	—	—	0	0	—	—	43	43	—	—	43	43	0%	28%	29%
Shell Chemical,St. Rose,LA	55	—	—	—	—	—	1	1	—	—	—	—	—	—	1	1	0%	0%	0%
Shell Chemical Co.,Saraland,AL	85	—	—	—	—	—	3	3	—	—	—	—	—	—	3	3	0%	0%	0%
Valero (Basis),Krotz Springs,LA	80	—	—	—	—	—	3	3	—	—	—	—	—	—	3	3	0%	0%	0%
Berry Petroleum,Stevens,AR	7	—	7	7	—	—	—	—	6	—	—	6	6	—	—	6	0%	88%	88%
Cross Oil,Smackover,AR	6	—	6	6	—	—	—	—	6	—	—	6	6	—	—	6	0%	105%	105%
Ergon Refining,Vicksburg,MS	23	—	23	23	—	—	—	—	—	—	20	20	—	—	20	20	0%	85%	85%
Hunt,Tuscaloosa,AL	43	—	43	43	—	—	1	1	8	—	29	37	8	—	30	38	0%	85%	88%
Lion,El Dorado,AR	53	45	8	53	—	—	32	32	4	—	1	5	4	—	34	38	72%	67%	72%
Southland Oil,Lumberton,MS	6	—	6	6	—	—	—	—	2	—	—	2	2	—	—	2	0%	32%	32%
Southland Oil,Sandersville,MS	11	—	11	11	—	—	—	—	4	—	—	4	4	—	—	4	0%	39%	39%
BP Amoco,Texas City,TX	437	100	137	237	47	—	21	68	—	—	158	158	47	—	179	226	68%	115%	95%
Citgo,Corpus Christi,TX	152	52	100	152	—	—	60	60	—	—	89	89	—	—	149	149	115%	89%	98%
Clark Oil,Port Arthur,TX	225	150	25	175	5	—	156	161	—	—	26	26	5	—	183	188	107%	106%	107%
Coastal,Corpus Christi,TX	110	30	75	105	10	—	36	46	—	—	44	44	10	—	81	90	152%	59%	86%
Crown,Houston,TX	100	20	—	20	10	—	—	10	—	—	—	—	10	—	—	10	50%	0%	50%
Exxon Mobil,Baytown,TX	505	305	200	505	151	—	252	403	10	—	26	36	161	—	278	439	132%	18%	87%
Exxon Mobil,Beaumont,TX	348	178	90	268	7	—	156	163	—	—	90	90	7	—	246	253	92%	100%	94%
Koch,Corpus Christi,TX	297	82	90	172	—	—	72	72	—	—	8	8	—	—	80	80	87%	9%	46%
Lyondell,Houston,TX	269	—	269	269	—	—	34	34	—	—	187	187	—	—	221	221	0%	69%	82%
Motiva (Star),Port Arthur,TX	235	135	100	235	—	—	223	223	—	—	3	3	—	—	226	226	165%	3%	96%
Neste Trifinery,Corpus Christi,TX	30	—	30	30	—	—	—	—	—	—	23	23	—	—	23	23	0%	76%	76%
Phillips,Sweeny,TX	205	100	—	100	8	—	93	102	—	—	—	—	8	—	93	102	102%	0%	102%
Shell,Deer Park,TX	274	50	209	259	—	—	49	49	—	—	140	140	—	—	188	188	98%	67%	73%
Total (Fina),Port Arthur,TX	179	129	—	129	27	—	90	118	—	—	—	—	27	—	90	118	92%	0%	92%
UDS,Three Rivers,TX	92	—	—	—	—	—	12	12	—	—	1	1	—	—	13	13	0%	0%	0%
Valero,Corpus Christi,TX	50	20	15	35	—	—	17	17	—	—	22	22	—	—	39	39	85%	144%	110%
Valero (Basis),Houston,TX	115	65	—	65	—	—	30	30	—	—	—	—	—	—	30	30	46%	0%	46%
Valero (Basis),Texas City,TX	180	160	5	165	—	—	145	145	—	—	2	2	—	—	147	147	91%	30%	89%
Chevron,El Paso,TX	90	18	—	18	9	—	—	9	—	—	—	—	9	—	—	9	50%	0%	50%
Navajo,Artesia/Lovington,NM	60	60	—	60	53	—	—	53	—	—	—	—	53	—	—	53	89%	0%	89%
Phillips,Borger,TX	125	115	—	115	102	—	11	114	—	—	—	—	102	—	11	114	99%	0%	99%
Total (Fina),Big Spring,TX	61	61	—	61	56	—	—	56	—	—	—	—	56	—	—	56	91%	0%	91%
UDS,Sunray/McKee,TX	146	50	—	50	44	—	—	44	—	—	—	—	44	—	—	44	87%	0%	87%
TOTAL PADD III	7,194	2,876	2,345	5,221	665	—	2,275	2,940	89	1	1,489	1,579	755	1	3,764	4,519	102%	67%	87%
TOTAL PADDs I - III	11,698	4,184	3,557	7,741	1,332	134	2,830	4,295	101	532	1,852	2,485	1,433	666	4,682	6,781	103%	70%	88%

TABLE A5
Refined Petroleum Products Imports by Source

		Gasoline			Jet			Diesel			Resid			Total
	Grand Total
		PADD I	PADD II	PADD III	PADD I	PADD II	PADD III	PADD I	PADD II	PADD III	PADD I	PADD II	PADD III	PADD I	PADD II	PADD III
1997 IMPORTS (BPCD)
Source
CANADA	164,186	78,737	2,658	66	4,241	63	14	66,890	4,323	123	3,507	0	3,564	153,375	7,044	3,767
EUROPE	205,548	132,353	0	7,792	0	0	0	16	0	0	696	0	64,690	133,066	0	72,482
FAR EAST	74,825	0	0	0	0	0	975	0	0	0	71,877	0	1,973	71,877	0	2,948
MIDDLE EAST	144,488	29,375	0	0	0	0	0	181	0	0	50,290	0	64,641	79,847	0	64,641
OTHER WESTERN	176,564	36,003	0	1,748	23,016	0	559	2,688	0	0	40,811	0	71,740	102,518	0	74,047
PDVSA	248,258	90,485	0	1,271	39,696	0	0	50,732	0	0	14,008	0	52,066	194,921	0	53,337
VIRGIN ISLANDS	245,699	111,847	0	0	20,162	205	0	86,452	0	0	24,751	236	2,047	243,211	441	2,047

TOTAL	1,259,567	478,800	2,658	10,877	87,115	268	1,548	206,959	4,323	123	205,940	236	260,721	978,814	7,485	273,268

1998 IMPORTS (BPCD)
Source
VENEZUELA	215,762	84,482	0	8,734	27,868	0	0	17,345	630	244	42,296	419	33,742	171,992	1,049	42,721
VIRGIN ISLANDS	274,926	114,542	0	364	24,847	0	0	49,841	1,030	0	46,436	285	37,581	235,666	1,315	37,945
EUROPE	192,367	134,896	0	10,493	745	0	0	0	0	0	27,893	249	18,090	163,534	249	28,584
OTHER WESTERN	158,986	53,038	0	3,074	16,532	0	25	1,953	19	0	39,701	216	44,427	111,225	236	47,526
CANADA	241,252	52,334	3,597	0	1,978	584	0	111,030	1,948	301	32,485	0	36,995	197,827	6,129	37,296
MIDDLE EAST	51,584	23,595	0	0	521	0	0	0	19	0	17,926	0	9,523	42,041	19	9,523
FAR EAST	30,732	600	0	0	1,633	0	0	1,789	36	0	14,370	0	12,304	18,392	36	12,304

TOTAL	1,165,608	463,488	3,597	22,666	74,123	584	25	181,959	3,682	545	221,107	1,170	192,663	940,677	9,033	215,899

1999 IMPORTS (BPCD)
Source
VIRGIN ISLANDS	266,241	121,814	0	0	26,597	0	0	72,912	0	0	44,016	0	901	265,340	0	901
OTHER WESTERN	245,658	45,493	0	2,921	15,030	0	5,019	4,441	625	4,184	85,649	0	82,296	150,614	625	94,419
EUROPE	223,756	133,370	0	2,101	1,184	0	822	3,603	0	1,707	18,534	0	62,436	156,690	0	67,066
PDVSA	219,756	85,403	0	2,622	17,860	0	1,696	45,753	0	0	51,581	0	14,841	200,597	0	19,159
CANADA	127,559	50,868	2,101	126	3,003	49	227	48,967	4,408	0	14,490	1,507	1,811	117,329	8,066	2,164
MIDDLE EAST	64,803	43,997	0	447	0	0	5,227	5,523	0	649	0	0	8,959	49,521	0	15,282
FAR EAST	61,296	11,729	0	0	551	0	0	2,268	0	0	2,047	0	44,701	16,595	0	44,701

TOTAL	1,209,068	492,674	2,101	8,216	64,225	49	12,992	183,468	5,033	6,540	216,318	1,507	215,945	956,685	8,690	243,693

2000 IMPORTS (BPCD)
Source
EUROPE	328,997	149,432	0	3,456	0	0	0	9,213	0	5,426	50,098	0	111,372	208,743	0	120,254
VIRGIN ISLANDS	283,328	130,792	0	2,287	29,180	0	0	78,913	0	0	40,672	0	1,484	279,557	0	3,770
OTHER WESTERN	279,423	49,284	0	7,888	5,210	0	2,429	9,639	0	593	114,691	0	89,689	178,825	0	100,598
PDVSA	217,016	80,117	0	3,309	16,104	0	0	58,052	0	0	40,137	0	19,298	194,410	0	22,607
CANADA	183,238	81,342	2,577	0	3,402	55	0	69,153	5,014	22	16,180	730	4,765	170,077	8,374	4,787
FAR EAST	77,697	21,560	0	4,421	0	0	0	19,311	0	525	9,052	0	22,828	49,923	0	27,773
MIDDLE EAST	20,437	10,989	0	0	2,279	0	1,331	1,577	0	732	757	0	2,773	15,601	0	4,836

TOTAL	1,390,137	523,516	2,577	21,361	56,175	55	3,760	245,858	5,014	7,298	271,587	730	252,208	1,097,137	8,374	284,626

TABLE A6
1998 PADD I Refined Petroleum Products Imports by Importer

Importer	Total	Major Source	Gasoline	Jet	Diesel	Resid	%
Amerada Hess	303,299	Virgin Islands/Algeria	106,992	22,090	77,142	94,822	29.5%
Vitol S A Inc	77,145	Canada/Venezuela/France/Argentina	40,112	981	22,296	12,981	7.5%
Mobil Oil Corp	51,162	Saudi Arabia/Canada/Venezuela	45,244	521	5,397		5.0%
Global Petro Corp	46,482	Venezuela/Canada	23,219		23,263		4.5%
Aectra Refg & Mktg	37,893	Venezuela	11,858		11,937	14,099	3.7%
Cargill Energy	35,181	Venezuela/United Kingdom/Russia/Argentina	27,904	225	7,052		3.4%
Coastal	34,115	Netherlands Antilles/Venezuela	600	18,797		13,181	3.3%
Warren GE	31,740	United Kingdom/Venezuela/France/Brazil	31,110		630		3.1%
Citgo Petro Corp	30,775	Venezuela/Virgin Islands	9,479	16,055	5,241		3.0%
Itochu Intl Inc	30,197	United Kingdom/Brazil/France	30,197				2.9%
Irving Oil Corp	25,995	Canada	12,340		12,411	1,244	2.5%
Ultramar Energy Inc	8,948	Canada	616	871	7,353	30	0.9%
Owens Corning	6,715	Venezuela					0.7%
Delphi Petro	6,652	Venezuela				6,652	0.6%
Kildair Serv Ltd	6,055	Canada				6,055	0.6%
Phillips P R Core Inc	5,942	Puerto Rico					0.6%
Tosco Refg Co	5,595	Germany	162			5,433	0.5%
Sun Co Inc	5,230	Puerto Rico					0.5%
Valero Mktg & Supply Co	4,337	United Kingdom	4,337				0.4%
American Airlines Inc	4,252	Venezuela		4,252			0.4%
Other	269,479	Various Sources	119,318	10,332	9,255	66,611	26.2%
	1,027,189		463,488	74,123	181,978	221,107

TABLE A7
1998 PADD II Refined Petroleum Products Imports by Importer

Importer	Total	Major Source	Gasoline	Jet	Diesel	Resid	%
Amoco Canada Mktg Corp	49,860	Canada					52.0%
Kinetic Resc	15,230	Canada					15.9%
Shell oil Co	2,682	Canada	1,710				2.8%
Western Petro Co	2,677	Canada	956	30	1,584		2.8%
Nova Chem Canada Ltd	2,655	Canada					2.8%
Aristech Chem Corp	2,625	Canada					2.7%
BP Oil Supply Co	2,288	Canada		521	178		2.4%
Novacor Chem Ltd.	1,951	Canada					2.0%
ETI Energy	1,805	Canada					1.9%
Gas Supply inc	1,792	Canada					1.9%
Farstad Oil Inc	1,638	Canada	679	25	907		1.7%
Exxon Chem	1,518	Canada					1.6%
Cenex	1,244	Canada			3		1.3%
Parkers Propane Gas Co	1,184	Canada					1.2%
Salmon Resc Ltd	737	Canada					0.8%
Consumers Power Co	595	Canada				595	0.6%
Nova Chem Inc	567	Canada					0.6%
Ferrell Gas Inc	471	Canada					0.5%
Safety Kleen Canada Inc	342	Canada					0.4%
Triple Clean Oil Co	340	Canada				340	0.4%
Other	3,775	Canada	252	8	1,011	236	3.9%
	95,975		3,597	584	3,682	1,170

TABLE A8
1998 PADD III Refined Petroleum Products Imports by Importer

Importer	Total	Major Source	Gasoline	Jet	Diesel	Resid	%
Equistar Chemicals LP	133,203	Algeria/Australia/Netherlands/Qatar					22.3%
Dow Chem Co	72,521	Algeria/Canada/Venezuela/Saudi Arabia/Mexico					12.1%
Exxon	71,285	N. Antilles/Algeria/Belgium/Venezuela/Spain/Canada				68,868	11.9%
CITGO Petro Corp	53,729	Venezuela				29,145	9.0%
Valero Mktg & Supply Co	29,578	Saudi Arabia/United Kingdom/Indonesia				29,578	4.9%
Oxy Chem Inc	28,290	Algeria/Netherlands Antilles					4.7%
Shell Oil Co	24,164	Venezuela/Potugal/Mexico	16,792			1,200	4.0%
Enterprise Co Inc.	21,022	Algeria/Norway					3.5%
Dow Hydrocarbons & Resrcs Inc	13,537	Algeria/Canada					2.3%
Koch Induc Inc	10,570	Algeria/Netherlands Antilles				7,732	1.8%
Lyondell CITGO Refg Co Ltd.	10,044	Venezuela/Russia				3,474	1.7%
Coastal Corp	7,822	Netherlands Antilles				1,652	1.3%
Union Carbide Corp	7,534	Mexico					1.3%
Conoco Inc	4,216	Venezuela				4,216	0.7%
Chevron Corp	3,904	Saudi Arabia				3,904	0.7%
Astra Oil Co Inc	3,392	Algeria					0.6%
Transamerican Refg Corp	2,863	Mexico				2,863	0.5%
Star Enterprise	2,775	Netherlands Antilles				2,775	0.5%
Texas Petrochems Corp	2,575	Canada					0.4%
Crown Central Petro Corp	2,277	Germany				2,277	0.4%
Other	92,575	Various Sources	5,874	25	545	34,978	15.5%
	597,877		22,666	25	545	192,663

TABLE A9
1999 PADD I Refined Petroleum Products by Importer

Importer	Total	Major Source	Gasoline	Jet	Diesel	Resid	%
Amerada Hess	199,082	Virgin Islands	60,381	14,307	41,332	83,063	20.8%
CITGO	119,860	Virgin Islands	61,523	24,458	33,879	0	12.5%
Vitol S A Inc.	101,395	Canada	61,315	663	24,652	14,764	10.6%
Mobil Oil Corp	74,427	Saudi Arabia	68,904	0	5,523	0	7.8%
Warren GE	58,386	Europe	58,386	0	0	0	6.1%
Aectra Refg & Mktg	52,658	Venezuela	18,953	0	13,940	19,764	5.5%
Itochu Intl. Inc.	50,351	Europe	50,351	0	0	0	5.3%
Irving Oil Corp.	39,255	Canada	17,564	0	20,414	1,277	4.1%
Koch Indus. Inc.	29,173	Venezuela	1,770	0	2,696	24,707	3.0%
Cargill Energy	25,975	Venezuela	15,701	1,101	9,173	0	2.7%
Global Petro Corp.	21,600	Venezuela	10,803	0	10,797	0	2.3%
Coastal Corp.	19,696	Netherland Antilles	1,507	11,729	0	6,460	2.1%
Tosco Refg. Co.	17,729	Europe	5,975	205	0	11,548	1.9%
Shell Oil Co.	14,534	Europe	14,534	0	0	0	1.5%
BP Exploration & Oil Inc.	14,055	Europe	10,868	0	1,479	1,707	1.5%
BP Marine Americas	11,803	Venezuela	0	0	0	11,803	1.2%
Chevron Corp.	11,285	Mexico	0	323	0	10,962	1.2%
Valero Mktg & Supply Co.	11,074	Europe	11,074	0	0	0	1.2%
Ultramar Energy Inc.	9,962	Canada	740	1,101	7,860	260	1.0%
Statoil Mktg. & Trdg. Inc.	9,663	Europe	9,663	0	0	0	1.0%
Other	64,723	Various Sources	12,660	10,337	11,723	30,003	6.8%
	956,685		492,674	64,225	183,468	216,318

TABLE A10
1999 PADD II Refined Petroleum Products by Importer

Importer	Total	Major Source	Gasoline	Jet	Diesel	Resid	%
Western Petro Co.	3,427	Canada	1,230	16	2,181	0	39.4%
Farstad Oil Inc	1,868	Canada	414	33	1,422	0	21.5%
Consumers Power Co.	1,389	Canada	0	0	0	1,389	16.0%
Koch Indus Inc.	625	Canada	0	0	625	0	7.2%
BP Oil Supply Co	395	Canada	395	0	0	0	4.5%
Phillips C Oil Co	255	Canada	0	0	255	0	2.9%
Herman Oil Inc.	225	Canada	63	0	162	0	2.6%
Cass City Oil & Gas Co.	178	Canada	0	0	178	0	2.0%
Triple Clean Oil Co.	118	Canada	0	0	0	118	1.4%
Foster Don Oil Co	96	Canada	0	0	96	0	1.1%
By-Lo Oil Co	82	Canada	0	0	82	0	0.9%
B Jornson Oil Co	33	Canada	0	0	33	0	0.4%
	8,690		2,101	49	5,033	1,507

TABLE A11
1999 PADD III Refined Petroleum Products by Importer

Importer	Total	Major Source	Gasoline	Jet	Diesel	Resid	%
Exxon Co USA	77,082	Algeria/Europe	0	0	0	77,082	31.6%
Koch Indus Inc	38,518	Europe	3,162	0	5,890	29,466	15.8%
Valero Mktg & Supply Co	37,474	Europe	0	0	0	37,474	15.4%
CITGO	20,666	Venezuela	0	1,696	0	18,970	8.5%
Shell Oil Co	16,685	Middle East	732	10,137	0	5,816	6.8%
Crown Central Petro Corp.	15,047	Europe	0	0	0	15,047	6.2%
Orion Refg Corp	11,030	Mexico/Russia	0	0	0	11,030	4.5%
Lyondell CITGO	9,805	Russia	447	0	0	9,359	4.0%
Amoco Oil Co	5,647	Russia	0	0	0	5,647	2.3%
Chevron Corp	4,263	Saudi Arabia	126	0	0	4,137	1.7%
Mobil Oil Corp	3,868	Venezuela	3,219	0	649	0	1.6%
BP Oil Supply Co	1,353	Nigeria	0	586	0	767	0.6%
Glencore Ltd	1,301	Lithuania	151	0	0	1,151	0.5%
Texas Petrochems Corp	567	Europe/Canada/Mexico	0	567	0	0	0.2%
Vitol S A Inc.	381	Brazil/Nigeria	381	0	0	0	0.2%
Western Petro Co	5	Mexico	0	5	0	0	0.0%
	243,693		8,216	12,992	6,540	215,945

TABLE A12
2000 PADD I Refined Petroleum Products by Importer

Importer	Total	Major Source	Gasoline	Jet	Diesel	Resid	%
Amerada Hess	173,719	PDVSA / Virgin Islands	68,716	6,626	45,514	52,863	15.8%
Vitol S A Inc.	139,620	Canada / PDVSA / Virgin Islands	48,956	21,202	46,546	22,915	12.7%
CITGO	96,549	PDVSA	49,295	4,716	16,363	26,175	8.8%
Western Petroleum Co	62,216	Algeria / Argentina / Canada / United Kingdom	26,937	391	11,995	22,893	5.7%
Shell Oil Co.	57,995	Italy / Netherlands Antilles / PDVSA	36,478	1,820	10,689	9,008	5.3%
Ultramar Energy Inc.	41,645	Canada / Germany	24,432	437	6,699	10,077	3.8%
Koch	41,022	Virgin Islands	25,667	1,678	3,309	10,369	3.7%
Global Petroleum Corp.	30,063	Canada / PDVSA	16,380	1,833	6,303	5,546	2.7%
Exxon Co USA	29,213	Virgin Islands	19,060	—	—	10,153	2.7%
Laxfuel Corp	23,090	Estonia / Finland / France	21,120	—	—	1,970	2.1%
BP Exploration & Oil Inc.	22,148	Canada / PDVSA	9,863	445	4,240	7,598	2.0%
Mobil Oil Corp	21,456	Canada / Europe PDVSA	10,762	721	5,978	3,995	2.0%
Warren G E	20,770	PDVSA / Virgin Islands	5,732	836	3,085	11,117	1.9%
Valero Marketing & Supply Co.	19,713	Virgin Islands	14,836	128	2,415	2,333	1.8%
Irving Oil Corp	17,828	Canada / United Kingdom / PDVSA	8,861	1,407	4,025	3,536	1.6%
Itochu International Inc	16,749	Virgin Islands	8,150	2,836	2,145	3,617	1.5%
Aectra Refinign & Marketing	16,628	Mexico / Virgin Islands	7,060	921	6,970	1,678	1.5%
Tosco Refining Co	15,153	Canada / Virgin Islands	8,607	415	2,208	3,923	1.4%
Chevron Corp	15,126	Colombia / Virgin Islands	6,090	—	4,287	4,749	1.4%
Farstad Oil Inc	13,413	Algeria / Brazil / Canada	6,355	189	3,533	3,336	1.2%
Petro Marine Service	12,702	Algeria	2,607	—	350	9,746	1.2%
Morgan Stanley Capital Group Inc	12,587	Canada / PDVSA	10,478	1,481	68	560	1.1%
Astra Oil Co Inc	11,801	Russia / United Kingdom	5,787	—	4,844	1,169	1.1%
Glencore LTD	11,139	France / Virgin Islands	3,497	806	4,770	2,066	1.0%
Coastal Corp	10,680	France / Virgin Islands	4,484	115	5,432	650	1.0%
Sprague Energy Corp	10,396	Algeria / Canada	6,186	221	1,623	2,366	0.9%
Other	153,716	Various Sources	67,120	6,951	42,467	37,178	14.0%
	1,097,137		523,516	56,175	245,858	271,587

TABLE A13
2000 PADD II Refined Petroleum Products by Importer

Importer	Total	Major Source	Gasoline	Jet	Diesel	Resid	%
Amerada Hess	1,896	Canada	320	19	1,087	470	31.6%
Ultramar Energy Inc	828	Canada	246	—	582	—	15.8%
Western Petroelum Co	738	Canada	273	5	459	—	15.4%
CITGO	628	Canada	219	3	407	—	8.5%
Irving Oil Corp	489	Canada	205	—	208	77	6.8%
Vitol SA Inc	484	Canada	112	—	276	96	6.2%
Sprague Energy Corp	445	Canada	8	—	437	—	4.5%
Global Companies LLC	342	Canada	290	—	52	—	4.0%
Griffith Oil Co Inc	320	Canada	295	—	25	—	2.3%
Aectra Refining & Marketing	243	Canada	60	—	183	—	1.7%
Northwest Petroelum Co	240	Canada	—	3	238	—	1.6%
Other	1,721	Canada	549	25	1,060	87	0.6%
	8,374		2,577	55	5,014	730

TABLE A14
2000 PADD III Refined Petroleum Products by Importer

Importer	Total	Major Source	Gasoline	Jet	Diesel	Resid	%
Amerada Hess Corp	78,686	Algeria / Netherland Antilles / Norway / Russia	6,937	—	—	71,749	27.6%
Ultramar Energy Inc	22,374	France / Belgium	—	—	525	21,850	7.9%
Vitol S A Inc	20,516	Belgium / United Kingdom / PDVSA	213	260	—	20,044	7.2%
Citgo Petroleum Corp	18,803	Algeria / Egypt / Mexico / Nigeria	811	2,169	—	15,822	6.6%
Shell	15,008	Nigeria / Portugal	1,320	—	281	13,407	5.3%
Laxfuel Corp	13,667	Estonia	2,634	—	866	10,167	4.8%
Aectra Refining & Marketing	13,325	Netherland Antilles / Norway / Russia	—	—	—	13,325	4.7%
Western Peroleum Co	11,268	Belgium / Italy	41	—	—	11,227	4.0%
Global Companies LLC	9,224	Algeria / PDVSA	1,634	—	—	7,590	3.2%
Warren GE	8,322	PDVSA	—	—	—	8,322	2.9%
Coastal Corp	6,844	Estonia / Norway / Tunisia / Russia	—	—	1,473	5,372	2.4%
BP Exploration & Oil Inc	5,866	Canada / Mexico / Russia / Sweden	1,445	—	213	4,208	2.1%
Irving Oil Corp	4,828	Algeria / Sweden	68	—	—	4,760	1.7%
Fletcher & Assoc LTD	4,383	Algeria / France / Germany / Ghana	52	—	—	4,331	1.5%
Petro Marine Service	3,842	Estonia	—	—	—	3,842	1.3%
Farstad Oil Inc	3,131	Sweden / United Arab Emirates / United Kingdom	191	1,331	749	861	1.1%
Glencore LTD	3,082	Canada / Estonia / Peru / PDVSA	—	—	—	3,082	1.1%
Hawaii Fueling Facilities Corp	2,934	Estonia	—	—	1,328	1,607	1.0%
Mobil Oil Corp	2,932	Algeira / Mexico / Turkey / United Kingdom	667	—	—	2,265	1.0%
Northwest Petroleum Co	2,596	Algeria	—	—	—	2,596	0.9%
Tosco Corp	2,552	Russia / Tunisia / Turkey / PDVSA	544	—	—	2,008	0.9%
Herman Oil Inc	2,437	Algeria / Nigeria / Sweden	158	—	—	2,279	0.9%
Equiva Trading Co	2,068	Turkey / PDVSA	820	—	—	1,249	0.7%
Other	25,937	Various	3,825	—	1,863	20,249	9.1%

QuickLinks

U.S. MARKET ANALYSIS VENEZUELA CRUDE OIL AND REFINED PRODUCTS
TABLE OF CONTENTS
TABLE A1 Sour Crude Oil Imports by Source (Heavy indicates less than 30 API; Sour is greater than 0.7% sulfur by weight)
TABLE A2 1997 SOUR CRUDE OIL REFINING CAPACITY UTILIZATION
TABLE A3 1998 SOUR CRUDE OIL REFINING CAPACITY UTILIZATION
TABLE A5 Refined Petroleum Products Imports by Source
TABLE A6 1998 PADD I Refined Petroleum Products Imports by Importer
TABLE A7 1998 PADD II Refined Petroleum Products Imports by Importer
TABLE A8 1998 PADD III Refined Petroleum Products Imports by Importer
TABLE A9 1999 PADD I Refined Petroleum Products by Importer
TABLE A10 1999 PADD II Refined Petroleum Products by Importer
TABLE A11 1999 PADD III Refined Petroleum Products by Importer
TABLE A12 2000 PADD I Refined Petroleum Products by Importer
TABLE A13 2000 PADD II Refined Petroleum Products by Importer
TABLE A14 2000 PADD III Refined Petroleum Products by Importer